PRESS RELEASE - February 6, 2006

All figures in US dollars.

Barrick Increases Stake in Placer Dome to 94%

Barrick Gold Corporation announces that it has taken up and accepted for payment an additional 61 million common shares of Placer Dome Inc. that were tendered to its Offer after January 19, 2006, which represent approximately 14% of the outstanding shares. Together with the approximately 358 million shares taken up by Barrick on January 19, 2006, Barrick now owns approximately 419 million shares, representing approximately 94% of the outstanding shares.

Since the Offer has been accepted by holders of more than 90% of the shares, Barrick intends to exercise its right to acquire the remaining 25 million outstanding shares of Placer Dome pursuant to a compulsory acquisition under the Canada Business Corporations Act, as described in the Offer. Barrick expects to complete that compulsory acquisition within the next 30 days.

“We are pleased to reach this significant milestone,” said Greg Wilkins, President and Chief Executive Officer of Barrick. “The powerful combination of these companies will bring the assets, people and projects together to deliver value to all stakeholders.”

In respect of the shares taken up on February 3, 2006, Placer Dome shareholders who tendered to the Cash Alternative will receive US$22.50 in cash for each Placer Dome common share and those who tendered to the Share Alternative will receive US$2.51 in cash and 0.7366 of a Barrick common share (subject to adjustment for fractional shares) for each Placer Dome common share. The aggregate cash consideration to be paid by Barrick will be approximately US$169 million and the aggregate number of common shares to be issued by Barrick will be approximately 44 million.

Barrick’s vision is to be the world’s best gold company by finding, developing and producing quality reserves in a profitable and socially responsible manner.

For further information:

INVESTOR CONTACT:	MEDIA CONTACT:
James Mavor	Vincent Borg
Vice President, Investor Relations	Vice President, Corporate Communications
Tel: (416) 307-7463	Tel: (416) 307-7477
Email: jmavor@barrick.com	Email: vborg@barrick.com